Exhibit 99.9
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Infosys Technologies Limited Regd. office: Electronics City, Hosur Road, Bangalore – 560 100, India.

Audited Consolidated financial results of Infosys Technologies Limited and its subsidiaries for the quarter and year ended March 31, 2011 prepared in compliance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS)

			(in crore, except per share data)
Particulars	Quarter ended March 31,		Year ended March 31,
	2011	2010	2011	2010
Revenues	7,250	5,944	27,501	22,742
Cost of sales	4,234	3,415	15,916	13,020
Gross profit	3,016	2,529	11,585	9,722
Selling and marketing expenses	400	333	1,512	1,184
Administrative expenses	514	407	1,971	1,628
Operating profit	2,102	1,789	8,102	6,910
Other income	415	252	1,211	990
Profit before income taxes	2,517	2,041	9,313	7,900
Income tax expense	699	441	2,490	1,681
Net profit	1,818	1,600	6,823	6,219
Paid-up equity share capital (par value 5/- each, fully paid)	286	286	286	286
Share premium, retained earnings and other components of equity	27,017	23,787	27,017	23,787
Earnings per share (par value 5/- each)
Basic	31.82	28.02	119.45	109.02
Diluted	31.82	28.00	119.41	108.90
Total Public Shareholding#
Number of shares	38,10,16,460	37,48,64,267	38,10,16,460	37,48,64,267
Percentage of shareholding	66.36	65.32	66.36	65.32
Promoters and Promoter Group Shareholding
Pledged / Encumbered
Number of shares	–	–	–	–
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	–	–	–	–
Percentage of shares (as a % of the total share capital of the company)	–	–	–	–
Non-encumbered
Number of shares	9,20,85,078	9,20,84,978	9,20,85,078	9,20,84,978
Percentage of shares (as a % of the total shareholding of promoter and promoter group)	100.00	100.00	100.00	100.00
Percentage of shares (as a % of the total share capital of the company)	16.04	16.05	16.04	16.05
 # Total Public Shareholding as defined under Clause 40A of the Listing Agreement excludes shares held by founders and American Depository Receipt Holders

1.	The audited financial statements have been taken on record by the Board of Directors at its meeting held on April 15, 2011. The statutory auditors have expressed an unqualified audit opinion. The information presented above is extracted from the audited financial statements as stated. The financial statements are prepared in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (IFRS).
2.	The Securities Exchange Board of India (SEBI) vide its circular dated April 5, 2010 permitted listed entities having subsidiaries to voluntarily submit the consolidated financial statements as per IFRS. Consequent to this, the company has voluntarily prepared and published audited consolidated IFRS Financial Statements for the quarter and year ended March 31, 2011 as well as for fiscal year 2010.
3.	Changes to the Board
(i)	Appointment of Mr. Ravi Venkatesan
At its meeting held on April 15, 2011, the Board of Directors appointed Mr. Ravi Venkatesan as an Additional Director of the company with immediate effect. He will hold office up to the date of the Annual General Meeting, when his appointment as a Director will be placed for the approval of the shareholders
(ii)	Retirement of Mr. K. Dinesh

Mr. K. Dinesh, Member of the Board and Co-Founder of the Company, will retire by rotation at the Annual General Meeting of the Company to be held on June 11, 2011. Mr. K. Dinesh has expressed his intention not to seek re-appointment.

The Members of the Board placed on record their deep sense of appreciation for the services rendered by Mr. K. Dinesh during his tenure as the Member of the Board and Head of Quality, Information Systems and the Communication Design Group.

Mr. N R Narayana Murthy, Chairman and Chief Mentor said, “Mr. K. Dinesh has been one of the co-founders of the company. The company has turned to him whenever there were any complex projects to be undertaken. He has handled each of his responsibilities with extraordinary diligence, quality and professionalism. We wish him best of luck in his future endeavors”.

(iii)	Resignation of Mr. T. V. Mohandas Pai

Mr. T. V. Mohandas Pai, has decided to relinquish the position of Member of the Board and has requested the Board to relieve him of the responsibilities after the company’s annual general meeting on June 11, 2011.

The Board of Directors considered and accepted the resignation of Mr. T. V. Mohandas Pai. The resignation is effective June 11, 2011, post the company’s annual general meeting.

The Members of the Board placed on record their deep sense of appreciation for the services rendered by Mr. T. V. Mohandas Pai during his tenure as the Member of the Board, Chief Financial Officer of the Company and then as the Director in-charge of the Human Resources Department.

Mr. N. R. Narayana Murthy, Chairman and Chief Mentor said “Mohan has been an early adopter and a keen anchor builder of Infosys. It is difficult to imagine Infosys without Mohan’s passion, commitment, joie-de-vivre and intellect. We all know that he is taking this painful decision, since he has much bigger projects in the horizon - nation building. The Board and every Infoscion thank Mr. Mohandas Pai for his wonderful contribution and wish him great success in his future endeavors”.

4.	The Board of Directors will meet on April 30, 2011 to finalize plans for the company’s leadership succession, post Mr. N. R. Narayana Murthy’s, retirement as Chairman of the Board in August 2011.
5.	Information on dividends for the quarter and year ended March 31, 2011
The Board of Directors recommended a final dividend of 20/- per equity share for fiscal 2011. The payment is subject to the approval of the shareholders in the ensuing Annual General Meeting of the company. The book closure date for the purpose of Annual General meeting and payment of the dividend is May 28, 2011 to June 11, 2011 (both days inclusive).

			(in )
Particulars	Quarter ended March 31,		Year ended March 31,
	2011	2010	2011	2010
Dividend per share (par value 5/- each)
Interim dividend	–	–	10.00	10.00
30th year special dividend	–	–	30.00	–
Final dividend	20.00	15.00	20.00	15.00
Total dividend	20.00	15.00	60.00	25.00

6.	Other information (Consolidated - Audited)

  (in crore)
Particulars	Quarter ended March 31,		Year ended March 31,
	2011	2010	2011	2010
Staff costs	3,952	3,202	14,856	12,093
Items exceeding 10% of aggregate expenditure	–	–	–	–
Details of other income:
Interest on deposits with banks and others	367	196	1,133	779
Income from available-for-sale financial assets/investments	–	86	23	160
Miscellaneous income, net	7	4	13	21
Gains/(losses) on foreign currency	41	(34)	42	30
Total	415	252	1,211	990

7.	Audited Financial Results of Infosys Technologies Limited (Stand alone Information)

			(in crore)
Particulars	Quarter ended March 31,		Year ended March 31,
	2011	2010	2011	2010
Revenues	6,668	5,500	25,385	21,140
Profit before tax and exceptional item	2,397	1,900	8,821	7,472
Profit after tax before exceptional item	1,730	1,382	6,443	5,755
Profit after tax and exceptional item	1,730	1,430	6,443	5,803
Note: The audited results of Infosys Technologies Limited for the year ended March 31, 2011 is available on our website www.infosys.com. The information above has been extracted from the audited financial statements as stated.

8.	Information on investor complaints pursuant to Clause 41 of the Listing Agreement for the quarter ended March 31, 2011

Nature of complaints received	Opening balance	Additions	Disposal	Closing balance
Non receipt of dividend/Annual report related	–	176	176	–

9.	On February 21, 2011 the Company incorporated a wholly-owned subsidiary, Infosys Technologies (Shanghai) Company Limited. Additionally, during the quarter ended March 31, 2011 the Company invested 11 crore (USD 3 million) in the subsidiary.

10.	Statement of assets and liabilities (IFRS Consolidated Audited)

(in crore)
Particulars	As at
	March 31, 2011	March 31, 2010
Assets
Cash and cash equivalents	16,666	12,111
Other current assets	2,226	1,577
Trade receivables	4,653	3,494
Investments
Available-for-sale financial assets, current	21	2,518
Investments in certificates of deposits	123	1,190
Property, plant and equipment	4,844	4,439
Other non-current assets	2,730	2,283
Total	31,263	27,612
Liabilities and Equity
Liabilities
Provisions	88	82
Other current liabilities	3,553	3,111
Non-current liabilities	319	346
Equity attributable to equity holders of the company
Share capital	286	286
Reserves and Surplus
Share premium	3,082	3,047
Retained earnings	23,826	20,668
Other components of equity	109	72
Total	31,263	27,612
The above disclosure is in compliance with Clause 41(v)(h) of the Listing Agreement. The disclosure is an extract of the audited consolidated IFRS Balance Sheet as at March 31, 2011.

11.	Segment reporting

(in crore)
Particulars	Quarter ended March 31,		Year ended March 31,
	2011	2010	2011	2010
Revenue by industry segment
Financial services	2,588	2,068	9,862	7,731
Manufacturing	1,479	1,199	5,393	4,506
Telecom	859	909	3,549	3,661
Retail	1,052	771	3,898	3,035
Others	1,272	997	4,799	3,809
Total	7,250	5,944	27,501	22,742
Less: Inter-segment revenue	–	–	–	–
Net revenue from operations	7,250	5,944	27,501	22,742
Segment profit before tax, depreciation and non-controlling interest :
Financial services	857	733	3,284	2,710
Manufacturing	457	381	1,712	1,374
Telecom	296	346	1,230	1,451
Retail	342	255	1,261	1,025
Others	372	307	1,481	1,301
Total	2,324	2,022	8,968	7,861
Less: Other un-allocable expenditure	222	233	866	951
(excluding un-allocable income)
Operating profit before tax and non-controlling interest	2,102	1,789	8,102	6,910

Notes on segment information

Principal segments

The company’s operations predominantly relate to providing technology services, delivered to clients globally, operating in various industry segments. Accordingly, revenues represented along industries served constitute the primary basis of the segmental information set out above.

Segmental capital employed

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and support services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities has been made.

By order of the Board for Infosys Technologies Limited

Bangalore, India April 15, 2011	S. D. Shibulal Chief Operating Officer and Director	S. Gopalakrishnan Chief Executive Officer and Managing Director

The Board has also taken on record the unaudited consolidated results of Infosys Technologies Limited and its subsidiaries for the quarter and year ended March 31, 2011, prepared as per International Financial Reporting Standards (IFRS). A summary of the financial statements is as follows:
(in US$ million, except per ADS data)
Particulars	Quarter ended March 31,		Year ended March 31,
	2011	2010	2011	2010
Revenues	1,602	1,296	6,041	4,804
Cost of sales	936	744	3,497	2,749
Gross profit	666	552	2,544	2,055
Net profit	402	349	1,499	1,313
Earnings per American Depositary Share (ADS)
Basic	0.70	0.61	2.62	2.30
Diluted	0.70	0.61	2.62	2.30
Total assets	7,010	6,148	7,010	6,148
Cash and cash equivalents including available-for-sale financial assets and certificates of deposit	3,769	3,524	3,769	3,524

Statements in connection with this release may include forward-looking statements within the meaning of U.S. Securities laws intended to qualify for the ‘safe harbor’ under the Private Securities Litigation Reform Act. These forward-looking statements are subject to risks and uncertainties including those described in our SEC filings available at www.sec.gov including our Annual Report on Form 20-F for the year ended March 31, 2010, and our other recent filings, and actual results may differ materially from those projected by forward-looking statements. We may make additional written and oral forward-looking statements but do not undertake, and disclaim any obligation, to update them.